                                                                       EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Auditors' Report included in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to 2004 compared with 2003 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

   Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

   The MD&A as well as other sections within this Annual Report, contain forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

NET INCOME AND CASH FLOW FROM OPERATIONS

                                                             ($000's)                                 ($ per boe)
                                         ------------------------------------------------------------------------------------------
Years ended December 31                            2004           2003    % change             2004            2003      % change
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                      $   38,684    $    31,618         22     $      41.33      $    37.92             9
  Royalties, net of ARTC                          5,805          6,050         (4)            6.20            7.26           (15)
  Production and operating expenses               7,151          5,992         19             7.64            7.19             6
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                                25,728         19,576         31            27.49           23.47            17
  General and administrative expenses             4,614          4,849         (5)            4.93            5.82           (15)
  Net interest expense (income)                     611          1,092         44              .65            1.31           (50)
  Large Corporations Tax                            261            288         (9)             .28            0.34           (18)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                        20,242         13,347         52            21.62           16.00            35
  Depletion and amortization                     22,177         14,291         55            23.65           17.14            38
  Future income tax recovery                     (1,523)          (763)        97            (1.61)          (0.90)           79
  Stock compensation expense                      2,612            771        239             2.79            0.90           210
-----------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                     $  (3,024)    $      (952)       215     $      (3.20)      $   (1.14)          180
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

   The Corporation recorded a net loss of $3.0 million, or $(0.03) per share, for 2004, as compared to a loss of $1.0 million $(0.01) per share, in 2003. The principal reason for the loss in 2004 was the increased depletion expense of $22.2 million compared to 14.3 million in 2003 resulting from the inclusion of the Mariner I-85 drilling costs in the depletable pool in 2004.

   Cash flow from operations increased 52% to $20.2 million in 2004, from $13.3 million in 2003. Increased production and higher product prices received in 2004 were the primary contributor to the large cash flow increase.

PRODUCTION, PRICING AND REVENUE

Years ended December 31                                                  2004                2003         % change
                                                           --------------------------------------------------------
NATURAL GAS
Average Daily Production (mcf/d)                                       11,533              10,210               13
Average Sales Price ($/mcf)                                   $          6.80        $       6.60                3
NATURAL GAS REVENUE ($000'S)                                  $        28,623        $     24,589               16

OIL & NGLs
Average Daily Production (bbl/d)                                          642                 583               10
Average Sales Price ($/bbl)                                   $         42.91        $      33.03               30
OIL & NGLS REVENUE ($000'S)                                   $        10,060        $      7,029               43

BARRELS OF OIL EQUIVALENT (6:1)
Average Daily Production (boe/d)                                        2,565               2,285               12
Average Sales Price ($/boe)                                   $         41.33        $      37.92                9
TOTAL OIL & GAS REVENUE ($000'S)                              $        38,684        $     31,618               22


14                  CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


  Average daily production for 2004 increased to 2,565 boe/d, up 12 percent from 2,285 boe/d in 2003. The increase in production during 2004 is largely attributable to increased production in the Drumheller area.

  Oil and gas revenue increased $7.1 million (22 percent) to $38.5 million in 2004, as compared to $31.6 million in 2003. This revenue increase is due to both higher production levels and higher average prices achieved during 2004. The average sales price in 2004 was $41.33/boe ($6.80/ mcf for natural gas and $42.91/bbl for oil and NGLs) up 9 percent from $37.92/boe in 2003 ($6.60/mcf for natural gas and $33.03/bbl for oil and NGLs). Of the $7.1 million increase in oil and gas revenues recorded in 2004, $2.9 million of the increase is attributed to increased prices, while $4.2 million of the increase was created by increased production volumes for both oil and gas. Gas volumes increased 13% to 11,533 mcf per day in 2004, up from 10,210 mcf per day in 2003, while oil volumes increased 10% to 642 bbls per day in 2004, up from an average of 583 bbls per day produced in 2003.

  While the Corporation sells all its production within Canada, and receives its production payments in Canadian dollars, the Canadian dollar prices for oil, NGLs and natural gas are strongly referenced to US commodity prices. During 2004, the Canadian dollar increased approximately 8 percent versus the US dollar, resulting in the Corporation's realized Canadian dollar denominated sales prices showing lower increases than the US dollar reference prices.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2004 activities resulted in a loss of $496,000 which was recorded as a decrease in oil and gas revenues during the period.

  The Corporation has the following contracts in place relating to 2005:

Contract                     Volume                     Price                                 Term
--------                     ------                     -----                                 ----
NATURAL GAS
Fixed Price                  1,000 gj/d                 $9.37/gj (Aeco)                       January 1 - March 31, 2005
Costless Collar              1,000 gj/d                 $7 to $13.50/gj (Aeco)                January 1 - March 31, 2005

CRUDE OIL
Fixed Price                  100 bbls/d                 $44.25 USD/bbl WTI                    January 1 - March 31, 2005

At December 31, 2004, the estimated fair value of the above financial instruments was a gain of $358,000.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $500,000, totaled $5.8 million in 2004, down 5 percent from $6.1 million recorded in 2003. The decrease in royalty expense is due to a $1.1 million royalty reduction recorded in 2004 relating to the 13th month adjustment to gas cost allowance for 2003 crown royalties. 2004 crown royalties of $5,871 were 15.1% of total revenues, compared to 2003 crown royalties (adjusted for GCA booked in 2004) of $4,076, or 12.9% of revenues. This increase in the percentage of total revenues in 2004 resulted from fewer low productivity wells producing in 2004, offset by production from new wells that do not qualify for the low productivity reduced royalty rate.

Years ended December 31 ($000's)                           2004                2003              % change
-----------------------------------------------------------------------------------------------------------
Crown                                               $     5,871          $    5,219                   12
2003 GCA adjustment made in 2004                         (1,143)                  0                  n/a
Freehold & overriding                                     1,577               1,248                   26
-----------------------------------------------------------------------------------------------------------
Total royalties                                           6,305               6,467                   (2)
Alberta Royalty Tax Credit                                 (500)               (417)                  20
-----------------------------------------------------------------------------------------------------------
NET ROYALTIES                                       $     5,805          $    6,050                   (4)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
  Per boe                                            $     6.20          $     7.26                  (15)
  Percent of total revenue                                  15%                 19%                  n/a
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

PRODUCTION AND OPERATING EXPENSES

Production and operating expenses increased to $7.2 million for 2004, up 19 percent from $6.0 million reported in 2003, resulting from a combination of increased production to 2,565 boe per day in 2004 compared to 2,285 boe per day in 2003, and increased costs caused by higher demands for products and services. On a boe basis, 2004 production and operating expenses increased to $7.64/boe, up 6 percent from $7.19/boe in 2003.


             CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                 15

MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL AND ADMINISTRATIVE EXPENSES

Gross G&A charges remained steady at $9.4 million in 2004, from $9.2 million in 2003. G&A recoveries consisting of overhead recoveries on capital projects increased 45 percent to $379,000 in 2004 from $260,000 in 2003. Capitalized G&A consisting of the share of the company's general and administrative expenditures which relate to exploration activities increased 10 percent to $4.5 million in 2004, from $4.1 million recorded in 2003. Net G&A expenses of $4.6 million in 2004, is down 4 percent from $4.8 million in 2003.

   On a unit of production basis, G&A expenses dropped 16 percent to $4.87 per boe for 2004 from $5.82 per boe recorded in 2003. This reduction is the result of maintaining stable general and administrative costs in an environment of increased production.

Years ended December 31 ($000's)                                 2004            2003         % change
-------------------------------------------------------------------------------------------------------
Gross G&A Expenses                                        $     9,438     $     9,172                3
Recoveries                                                       (379)           (260)             (46)
Capitalized                                                    (4,472)         (4,063)              10
-------------------------------------------------------------------------------------------------------
NET G&A                                                   $     4,587     $     4,849               (6)
-------------------------------------------------------------------------------------------------------
Per boe                                                   $      4.90     $      5.82              (16)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2004. The company recorded $2.6 million in stock based compensation expense for 2004, up from $771,000 recorded in 2003.

INTEREST

During 2004 the Corporation paid $1.1 million in interest on its revolving production loan facility, which at year end had a drawn balance of $10.75 million. $1.5 million of interest expenses were incurred in 2003.

   Interest income of $493,000 was earned by the Corporation in 2004 on its Offshore Nova Scotia license term deposits compared to $364,000 earned in 2003.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for 2004 totaled $22.2 million, up from $14.3 million in 2003. The large increase in 2004 depletion over 2003 is the result of several factors. Depletion is calculated on a quarterly basis, and as such, the increased depletion expense relating to the Drumheller purchase didn't occur until the second quarter of 2003 when the transaction closed, also, preliminary reserve estimates used in the second and third quarter of 2003 were higher than the actual reserves given on the December 31, 2003 independent reserve evaluation causing a lower depletion percentage used against capital assets. Additionally, approximately $16.0 million of Mariner I-85 well costs were added to the Corporations full cost pool for depletion purposes in the third quarter of 2004 which increased DD&A in both the third and forth quarter of 2004. DD&A has been restated as per Note 6 in accordance with the adoption of a new accounting standard regarding asset retirement obligations. The adoption of this new standard increased both 2004 and 2003 depletion expense by approximately $1.0 million.

ASSET RETIREMENT OBLIGATION

The new CICA standard dealing with accounting for asset retirement obligations changes the method of accruing for certain site restoration costs. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired, installed, drilled or completed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets.

   The total estimated undiscounted cash flows required to settle the obligation, using an annual inflation which has been discounted using a credit adjusted risk-free interest rate of 8.5% for 2004 and 7.0 % for 2003 and prior years. These payments are expected to be made over the next 10 to 13 years with the majority of costs incurred between 2016 and 2017.

   The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

As at December 31 ($000's)                                                          2004            2003
---------------------------------------------------------------------------------------------------------
Asset Retirement Obligation, beginning of year                                 $   5,979      $    1,043
Liabilities incurred                                                                 900           4,652
Accretion expense                                                                    456             284
Technical revisions                                                                 (158)              -
---------------------------------------------------------------------------------------------------------
Asset Retirement Obligation, end of year                                       $   7,177      $    5,979
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

16              CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's year-end book value, and was $261,000 in 2004. As a result of the loss from operations of $4.3 million reported in 2004, a reduction in future income taxes of $1.5 million was recorded. The Corporation does not expect to be cash taxable in 2005.

CAPITAL EXPENDITURES

Years ended December 31 ($000's)                                 2004                2003           % change
--------------------------------------------------------------------------------------------------------------
Acquisition/(Disposition)                               $        1,070        $     54,160                n/a
Exploration & Development                                       23,597              17,801                 33
Plants, Facilities & Pipelines                                   6,696               2,787                140
Land & Lease                                                     2,116               1,325                 60
Seismic                                                          4,297               3,859                 11
Capitalized expenses                                             4,445               4,063                  9
--------------------------------------------------------------------------------------------------------------
                                                        $       42,221        $     83,995               (50)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

   The Corporation incurred $42.2 million of capital expenditures in 2004 including approximately $11.0 million related to the Corporation's share of the Mariner I-85 well. In 2003, the Corporation spent $84 million on capital expenditures which included $54.2 million for the Drumheller acquisition. 2004 capital expenditures include the costs of drilling 38 gross wells in Western Canada, compared to 17 wells drilled in 2003. Exploration and development expenses in 2003 also include approximately $5.5 million for the Corporation's share of the Mariner I-85 well costs.

CEILING TEST

The Corporation has adopted CICA Accounting Guideline 16 "Oil and Gas
Accounting Full Cost" effective for its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. Increased reserves and strong product prices generated an excess carrying amount of assets related to the ceiling of proved plus probable reserves of approximately $6.0 million. No write-down of oil and gas assets was required for 2004 or 2003 under this guideline.


SUMMARY OF QUARTERLY RESULTS

($000's except production amounts)

                                31-Dec-04  30-Sep-04    30-Jun-04    31-Mar-04    31-Dec-03   30-Sep-03   30-Jun-03      31-Mar-03
                           --------------------------------------------------------------------------------------------------------
Production
  Oil bbls/d                        691.4      653.1        602.9        614.2        731.8       797.8       671.4            122
  Gas mcf/d                      12,208.9   10,489.8     11,427.5     11,881.5     11,431.0    11,692.0    12,639.7        4,846.0

Gross revenue                      11,014      9,282        9,315        9,072        8,642       9,087       9,888          4,001
Net income (loss)                     280     (2,267)        (271)        (766)        (728)         (6)        495           (713)
Loss per share                       (0.0)     (0.02)        (0.0)        (0.1)        (0.0)       (0.0)       0.01          (0.01)
Cash flow from operations           5,968      4,526        5,312        4,436        3,676       4,317       4,696            658
Cashflow per share                   0.06       0.04         0.05         0.04         0.04        0.05        0.05           0.01

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's current $24.0 million revolving production loan facility expires on May 31, 2005 unless removed or extended. At December 31, 2004, $10.75 million was drawn on this facility. As at March 31, 2005, approximately $12.3 million is outstanding on this facility, and the Corporation has approximately $2.6 million in cash deposits available for corporate purposes. In addition to the $2.6 million of available cash currently on hand, the Corporation has $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids of which applications for approximately $300,000 have been submitted by the company for a refund for work performed. The Corporation is currently reviewing alternatives for replacement of its $24.0 million revolving production loan facility and is confident such financing will be available if required.

   The Corporation's 2005 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund planned 2005 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia and Trinidad acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects.


             CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                 17

MANAGEMENT'S DISCUSSION AND ANALYSIS


CONTRACTUAL OBLIGATIONS

In the normal course of business, Canadian Superior is obligated to make future contractual payments. These obligations represent contracts and other commitments that are known and non-cancelable.

PAYMENTS DUE BY PERIOD ($000'S)                              2005          2006          2007        2008        2009        Total
------------------------------------------------------------------------------------------------------------------------------------
Office leases                                           $      955     $     955    $      912    $    863    $    210    $   3,895
Operating leases                                               209           201            72           7           -          489
Firm service transportation                                    148           113            52          21           9          343
Flow-through share renunciation obligations                  3,443             -             -           -           -        3,443
------------------------------------------------------------------------------------------------------------------------------------
  Total                                                 $    4,755     $   1,269    $    1,036    $    891    $    219    $   8,170
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior's control. More specifically these include risks of economically producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

   At December 31, 2004, the Corporation had $14.2 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

   The Corporation's existing production loan facility expires on May 31, 2005, unless renewed or extended. The Corporation is currently reviewing alternatives for replacement of its $24.0 million revolving production loan facility.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

STOCK-BASED COMPENSATION PLANS
The Corporation has adopted the application of the new accounting policy for stock-based compensation (CICA Section 3870) as of January 1, 2004, with retroactive effect to January 1, 2002. This section requires all stock options granted to employees, directors or consultants of the Corporation to be fair valued and recorded as a compensation expense when granted. The Black-Scholes option pricing model was used to estimate the fair value of options on the date of the grant and vesting, for inclusion as the stock-based compensation expense to Contributed Surplus. Retroactive adjustments were made for previous years. For the year ended December 31, 2004, $2.6 million was expensed as stock-based compensation compared to $711,000 recorded in 2003. Total Contributed Surplus at December 31, 2004 relating to stock based compensation since the inception of the Company amounts to $4.0 million.

ASSET RETIREMENT OBLIGATIONS
The Corporation has adopted the retroactive application of the new accounting policy for asset retirement obligations (CICA Section 3110) as of January 1, 2004. All existing reclamation and abandonment liabilities have been reversed and the new standard has been set up with prior years being restated. The obligation has been measured and recorded at fair value and the corresponding oil and gas assets have been increased. The capitalized costs have been included in the asset base, and are being amortized to depletion expense over the useful life of the asset. The liability will be adjusted over time with a corresponding accretion expense until the obligations are settled.

CONTINUOUS DISCLOSURE OBLIGATIONS

Effective March 31, 2004, the Corporation and all reporting issuers in Canada were subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF"). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIFs. Under this new instrument, it will no longer be mandatory for the Corporation to mail annual and interim financial statements and MD&A to Shareholders, but rather these documents will be provided on an "as requested" basis. It is Canadian Superior's intention to make these documents available on the Corporation's website on a continuous basis.

CORPORATE GOVERNANCE

The Company is continually striving to ensure that high quality corporate governance practices are maintained. To formally facilitate this goal, the Company has recently formalized a Corporate Disclosure Policy and a Corporate Code of Conduct which has been approved by the Board of Directors, the latter of which complies with the requirements of Sarbanes Oxley. As part of this process, the Board has approved a formal Disclosure Committee which is made up of selected senior management of the Company and one independent director. The formal Corporate Disclosure Policy has also been approved by the Toronto Stock Exchange.


18                CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003

PRODUCTION PRICING, REVENUE AND ROYALTIES

Average daily production for the fourth quarter of 2004 increased to 2,726 boe/d, up 3.4% from 2,637 boe/d recorded in the fourth quarter of 2003. This included 12,209 mcf/d of gas production in the fourth quarter of 2004 compared to 11,431 mcf/d produced in the fourth quarter of 2003, as well as 691 bbls/d of oil and liquids production in the fourth quarter of 2004, down from 732 bbls/d recorded in 2003. Gas price in last three months of 2004 averaged $7.01, and was up 15.6% from $6.09 recorded over the same period in 2003. Oil prices rose to $48.58 in the fourth quarter of 2004, up 46% from $33.17 recorded over the same period in 2003. Royalties, net of the Alberta Royalty Tax Credit, in the fourth quarter of 2004 of $1,009 was down from fourth quarter 2003 royalties of $1,551.

PRODUCTION AND OPERATING EXPENSES

Production and operating expenses for the quarter of $2.0 million was up 31.6% from expenses of $1.5 million recorded over the same period in 2003. On a boe basis, operating expenses for the quarter averaged $7.97 per boe, up from $6.18 per boe in 2003.

GENERAL AND ADMINSTRATIVE EXPENSES

General and administrative expenditures for the quarter of $1.4 million is the same as the general and administrative expenses recorded for the same period in 2003. On a boe basis, third quarter 2004 G&A of $5.58 per boe was down 6% from $5.83 per boe recorded in 2003.

INTEREST EXPENSE AND INCOME

Interest expense for the last three months of 2004 of $657,000 was up 46% from $450,000 recorded in 2003 as a result of higher drilling activity in the third quarter of 2004 creating an increased draw on our revolving line of credit. Interest income for the quarter totaled $84,000 in 2004 compared to $76,000 in 2003.

DEPLETION, AMORTIZATION AND ACCRETION

Depletion, amortization and accretion expense in the fourth quarter of 2004 of $5.8 million was up 18% from 2003 DD&A of $4.9 million. The increase is largely created by the inclusion of the Mariner I-85 costs being included in the depleteable pool in 2004.

TAXES

Capital tax in quarter of $56,000 was down from $117,000 reported in 2003. This reduction was mainly created by a reduction in the rate used to calculate capital taxes to 2% from 2.25% in 2003. A future tax credit for the quarter of $953,000 up slightly from the credit of $878,000 recorded in 2003.

NET INCOME (LOSS)

The net income for the quarter totaled $280,000 compared to a net loss of $728,000 in 2003.


                CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT             19